UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

October 23, 2009
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains (i) a copy of the press release entitled: “NXP Semiconductors Announces Third Quarter 2009 Results”, dated October 23, 2009 (ii) a copy of the Quarterly report of the NXP group for the third quarter ended September 2009 and (iii) a copy of the press release entitled “NXP Strengthens Management Team”, dated October 23, 2009.

Exhibits

1.	Press release entitled: “NXP Semiconductors Announces Third Quarter 2009 Results”, dated October 23, 2009

2.	Quarterly report of the NXP group for the third quarter ended September 2009 results

3.	Press release entitled: “NXP Strengthens Management Team”, dated October 23, 2009

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 23rd day of October 2009.

NXP B.V.

/s/ K.-H. Sundström

K.-H. Sundström, CFO

3

Exhibit 1

NXP Semiconductors Announces Third Quarter 2009 Results

Q3 Highlights

•                  Q3 sales at USD 1,034* M versus USD 1,216* M in Q3 2008 (excl. wireless activities) and USD 857* M in Q2 2009.

•                  Nominal QoQ sales (excluding wafer sales) increased by 20.7% and comparable QoQ sales increased by 19.2%. The increase in sales was visible across all business segments and regions.

•                  Q3 adjusted EBITDA (excluding effects of Purchase Price Accounting and incidental items) was a profit of USD 147 M, compared to a profit of USD 147** M in Q3 2008 and USD 89 M in Q2 2009.

•                  Q3 adjusted EBITA improved to a profit of USD 55 M compared to a profit of USD 15 M in Q3 2008 and a loss of USD 18 M in Q2 2009.

•                  Q3 net income amounted to profit of USD 412 M compared to loss of USD 2,540 M in Q3 2008 and a profit in Q2 2009 of USD 344 M.

•                  Cash position of USD 1,061 M at the end of Q3 compared to USD 1,373 M at the end of Q2 2009.

•                  Factory loading of 69% in Q3 compared to 68% in Q3 2008 and 53% in Q2 2009.

•                  Book to bill ratio at 1.11 in Q3 2009 compared to 1.20 in Q2 2009.

*) Excluding USD 43 M in Q3 2009, USD 38 M in Q3 2008 and USD 46 M in Q2 2009 wafer sales to ST-E Wireless

**) Including a loss of USD 22 M Adjusted EBITDA related to the divested Wireless activities

Eindhoven, The Netherlands, October 23, 2009 – NXP Semiconductors today announced third quarter sales of USD 1,034 million, a comparable increase of 19.2% and a nominal increase of 20.7% from the second quarter of 2009. While the effects of the economic and financial crisis continue to have an impact on the industry, the increase in sales on a sequential basis was visible across all business segments and regions.

Adjusted EBITDA in the third quarter of 2009 amounted to a profit of USD 147 million, which is in line with the profit of USD 147 million in the third quarter of 2008, and up from a profit of USD 89 million in the second quarter of 2009. Adjusted EBITA was a profit of USD 55 million this quarter compared to a profit of USD 15 million in the same period last year and a loss of USD 18 million in the previous quarter.

Net income for the third quarter of 2009 was a profit of USD 412 million compared to a loss of USD 2,540 million in the third quarter of 2008 and a profit of USD 344 million in the second quarter of 2009. The sequential increase in net income is largely attributable to a higher financial income as a result of the debt restructuring transactions during the quarter.

The cash position was USD 1,061 million at the end of the third quarter compared to USD 1,373 million at the end of the second quarter of 2009. The lower cash position largely reflects the bond buy back transactions undertaken in the quarter and the cash out as a result of the ongoing restructuring payments for the Redesign Program.

Outlook: although we have recently experienced improvements across all business segments and all regions we are yet to see signs that this represents a fundamental and sustainable improvement of the global semiconductor industry. Considering the current business development and the unusual characteristics of this fourth quarter, we expect a flat to mid single digit sequential sales increase in the fourth quarter of 2009 on a business and currency comparable basis (excluding wafer sales to ST-Ericsson). Visibility beyond the fourth quarter is still limited.

The full report is available on NXP website (www.nxp.com/investor).

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, industrial, consumer, lighting, medical, computing and identification applications. Headquartered in Europe, the company has about 29,000 employees working in more than 30 countries and posted sales of USD 5.4 billion in 2008. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Albert Hollema

Tel. +31 40 27 25610

albert.hollema@nxp.com

2

Exhibit 2

NXP Semiconductors

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group

for the 3rd quarter ended September, 2009

•      Third quarter sales at USD 1,034 million versus USD 1,216 million in the third quarter of 2008 (excl. Wireless activities) and USD 857 million in the second quarter of 2009*.

•      Nominal sequential sales (excluding wafer sales) increased by 20.7% and comparable sequential sales increased by 19.2%.

•      Adjusted EBITDA (excluding effects of purchase price accounting and incidental items) was a profit of USD 147 million, compared to a profit of USD 147**) million in the third quarter of 2008 and a profit of USD 89 million in the second quarter of 2009.

•      Adjusted EBITA improved to a profit of USD 55 million compared to a profit of USD 15 million in the third quarter of 2008 and a loss of USD 18 million in the second quarter of 2009.

•      Net income amounted to a profit of USD 412 million compared to a loss of USD 2,540 million in the third quarter of 2008 and a profit in the second quarter of 2009 of USD 344 million.

•      Cash position of USD 1,061 million at the end of the third quarter of 2009 compared to USD 1,373 million at the end of the second quarter of 2009.

•      Factory loading of 69% in the third quarter of 2009 compared to 68% in the third quarter of 2008 and 53% in the second quarter of 2009.

•      Book to bill ratio at 1.11 in the third quarter of 2009 compared to 1.20 in the second quarter of 2009.

*) Excluding USD 43 million in Q3 2009, USD 38 million in Q3 2008 and USD 46 million in Q2 2009 for wafer sales to ST-E Wireless

**) Includes a loss of USD 22 million Adjusted EBITDA related to the divested Wireless activities

Introduction

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), which are presented in footnote 4 of NXP’s Annual Report 2008.

During 2008, the Company was organized into four business units and two other segments.

On July 28, 2008 the Wireless operations of NXP from the former segment Mobile & Personal were contributed to a new joint venture ST-NXP Wireless, and as such all assets and liabilities involved in this transaction have been deconsolidated from this segment. The operations until July 28, 2008 remained consolidated in the consolidated accounts under a new segment named “Divested Wireless Activities”.

The Mobile & Personal segment has been regrouped as from 2009. The remaining part of the business unit, after the contribution of activities into the joint venture ST-NXP Wireless and subsequent deconsolidation, have been moved into the segments MultiMarket Semiconductors and Corporate and Other. All previous periods reported have been restated accordingly.

As from January 1, 2009, five segments are distinguished as reportable segments in compliance with SFAS 131. The Company is structured in three market-oriented business units: Automotive & Identification, MultiMarket Semiconductors and Home, which each represent a reportable operating segment. The two other reportable segments are Manufacturing Operations and Corporate and Other.

The Company has decided to enhance the assessment of the performance of its three business units by allocating certain costs that were previously unallocated and were reported in the segments Corporate and Other and Manufacturing Operations, to these operating segments. This allocation better reflects the performance of the operating segments and enables among others a better assessment of the contribution of these segments to the Company’s cash flows. The allocated costs include costs related to corporate activities that are for the benefit of the business units and the capacity costs of the segment Manufacturing Operations. Also, the elimination of unrealized results on intercompany transactions is allocated to the related operating segments.

The segment information for prior periods has been restated to reflect this reallocation as from the earliest period presented in this report.

The presentation of minority interests has been brought in line with Accounting Standards Codification Topic 810 (formerly SFAS 160 Non-controlling Interests in Consolidated Financial Statements), which became effective for the Company on January 1, 2009.

Third quarter 2009 compared to third quarter 2008

•      all amounts in millions of US dollars unless otherwise stated; data included are unaudited

•      the impact on the 2009 financial results of the purchase price accounting (“PPA”) used in connection with acquisitions and related effects on subsequent divestments has been separately provided to demonstrate the impact of these accounting effects. This presentation does not comply with US GAAP; however, the Company believes it provides investors with a useful basis of comparison with the Company’s cash flows

•      earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•      adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting

•      comparable sales growth reflects relative changes in sales between periods adjusted for the effects of currency exchange rate changes, material acquisitions, divestments and reclassified product lines (consolidation changes)

Management Summary

Economic and financial crisis

The effects of the economic and financial crisis continued to have an impact on sales and profitability in the 3rd quarter of 2009. On a comparable basis, sales declined by 14.7% compared to the same quarter last year. However on a sequential basis, comparable sales increased by 19.2%. An increase was visible across all business segments and all regions.

NXP Redesign Program

During the period, there has been continued progress on the execution of our Redesign Program that was originally announced in the 3rd quarter of 2008. The process and product transfer programs related to the redesign of fabs in Hamburg and Nijmegen are on track. The wafer fab in Caen, France, was already sold in June 2009 and the production in Fishkill was stopped midway through July, 2009.

The ongoing program is forecast to have restructuring costs of no greater than USD 700 million and - as the Company has been able to accelerate the program versus the original plan - is expected to achieve higher annual savings than initially projected (USD 550 million) by the end of 2010. By the end of the 3rd quarter of 2009, USD 361 million of the restructuring costs have been paid out since the beginning of the Redesign Program.

Capital structure

The overall debt level was further reduced in the 3rd quarter of 2009 by USD 814 million as a result of our tender offer and several privately negotiated transactions to purchase notes for cash. In addition, a private transaction was negotiated in which a purchase of secured notes for cash was combined with an exchange of unsecured notes for new super priority notes. The related annual cash interest expense will decrease by approximately USD 51 million.

Since the beginning of 2009, a total amount of USD 1,331 million of debt has been reduced by a combination of exchange offers and cash buy-backs, the latter amounting to USD 286 million. The total debt has been reduced from USD 6,475 million at the end of the 1st quarter to USD 6,050 million at the end of the 2nd quarter and then USD 5,313 million at the end of the 3rd quarter. The Company may from time to time continue to seek to retire or purchase our outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise.

The following table represents income elements for the 3rd quarters of 2009 and 2008:

	Q3 2008					Q3 2009
In millions of USD unless otherwise stated	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted	As published	Effects of PPA	Incidental items	Impairment charges	As adjusted

Sales	1,336				1,336	1,034				1,034
Wireless business wafer sales	38				38	43				43
Total group sales	1,374	—	—	—	1,374	1,077	—	—	—	1,077
% nominal growth	(16.4)				(16.4)	(21.6)				(21.6)
% comparable growth	(4.2)				(4.2)	(14.7)				(14.7)

Gross margin	(31)	(88)	(357)	—	414	322	(3)	(45)	—	370
Selling expenses	(110)	—	(20)	—	(90)	(82)	—	1	—	(83)
General and administrative expenses:
– Impairment goodwill and other intangibles	(706)	—	—	(706)	—	—	—	—	—	—
– Other general and administrative expenses	(383)	(135)	(138)	—	(110)	(162)	(85)	(7)	—	(70)
Research and development expenses	(321)	—	(86)	—	(235)	(172)	—	(2)	—	(170)
Write-off of acquired In Process Research and Development	(8)	(8)	—	—	—	—	—	—	—	—
Other income and expenses	(378)	—	(406)	—	28	(37)	—	(39)	—	2
EBIT	(1,937)	(231)	(1,007)	(706)	7	(131)	(88)	(92)	—	49
Financial income and (expenses)	(324)					570
Income tax benefit (expense)	(270)					(27)
Results equity-accounted investees	(9)					—
Net income (loss)	(2,540)					412

Certain non-US GAAP financial measures have been used when discussing the NXP Group’s financial position. The following table represents a reconciliation of EBIT to Adjusted EBIT and Adjusted EBITDA:

EBIT to Adjusted EBITDA

In millions of USD	Q3 2008	Q3 2009

EBIT	(1,937)	(131)

Exclude:
PPA effects amortization intangible fixed assets	143	85
PPA effects depreciation tangible fixed assets	88	3
Impairment goodwill and other intangibles	706	—
Exit of product lines	9	26
Restructuring costs	529	(2)
Other incidental items	469	68

Adjusted EBIT	7	49

Exclude:
Remaining amortization intangible fixed assets	8	6
Remaining depreciation tangible fixed assets	132	110

Reverse:
Depreciation included in exit of product lines, restructuring costs and other incidental items	—	18

Adjusted EBITDA	147	147

The following table represents income elements excluding PPA, incidental items and impairment charges for the 3rd quarter of 2009 compared to the 2nd quarter of 2009 and the year-to-date comparison of the 3rd quarter of 2009 with 2008:

	Year-to-date		Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009	Q2 2009	Q3 2009

Sales	4,379	2,564	857	1,034
Wireless business wafer sales	38	118	46	43
Total group sales	4,417	2,682	903	1,077

Sales growth % excl. Wireless business wafer sales:
% nominal growth	(5.7)	(39.4)	27.3	20.7
% comparable growth	(0.8)	(28.8)	26.2	19.2

Gross margin	1,560	760	277	370
As % of sales
(excl. Wireless business wafer sales)	35.6	29.6	32.3	35.8
Selling expenses	(308)	(202)	(58)	(83)
General and administrative expenses	(372)	(210)	(69)	(70)
Research and development expenses	(916)	(523)	(174)	(170)
Other income	37	3	—	2
Adjusted EBIT	1	(172)	(24)	49

Adjusted EBITA	27	(151)	(18)	55
Adjusted EBITDA	444	165	89	147

Sales

Sales by segment

	Year-on-year				Sequential
			% change				% change
In millions of USD unless otherwise stated	Q3 2008	Q3 2009	Nom.	Comp.	Q2 2009	Q3 2009	Nom.		Comp.

Automotive & Identification	326	269	(17.5)	(14.8)	200	269	34.5		31.5
MultiMarket Semiconductors	590	486	(17.6)	(15.8)	418	486	16.3		14.7
Home	212	217	2.4	(2.9)	181	217	19.9		19.5
Manufacturing Operations	107	95	• (1)	• (1)	91	95	•	(1)	•	(1)
Corporate and Other	19	10	• (1)	• (1)	13	10	•	(1)	•	(1)
Divested Wireless activities	120	—	—	—	—	—	—		—
	1,374	1,077	(21.6)	(14.7)	903	1,077	19.3		17.9

(1) Not meaningful

Sales, excluding Wireless business wafer sales of USD 43 million, in the 3rd quarter of 2009 were USD 1,034 million. Sales in the 3rd quarter of 2008 amounted to USD 1,216 million, which excludes USD 120 million of sales from the divested Wireless activities. On a nominal basis, sales decreased by 21.6% and on a comparable basis sales declined by 14.7%. The comparable sales decline was mainly due to the global economic crisis that commenced during the 2nd half of last year and still continues. Furthermore, sales for the 3rd quarter of 2009 were affected by unfavorable currency effects of USD 23 million compared to the same quarter last year.

Sequential comparison

Nominal sales, excluding Wireless business wafer sales, increased by 20.7% in the 3rd quarter of 2009 compared to the 2nd quarter of 2009 and 19.2% on a comparable basis. Sales increased across all business segments and all regions, with Asia showing the fastest recovery.

EBIT

EBIT by segment

	Q3 2008				Q3 2009
In millions of USD unless otherwise stated	EBIT	Adjusted EBIT	As a % of sales		EBIT	Adjusted EBIT	As a % of sales

Automotive & Identification	5	52	16.0		(7)	34	12.6
MultiMarket Semiconductors	51	129	21.9		4	56	11.5
Home	(713)	(23)	(10.8)		(20)	(13)	(6.0)
Manufacturing Operations	(427)	(17)	•	(1)	(54)	9	•	(1)
Corporate and Other	(343)	(77)	•	(1)	(54)	(37)	•	(1)
Divested Wireless activities	(510)	(57)	(47.5)		—	—	—
	(1,937)	7	0.5		(131)	49	4.5

(1) Not meaningful

EBIT in the 3rd quarter of 2009 was a loss of USD 131 million compared to a loss of USD 1,937 million in the same quarter last year. Included in EBIT 2009 are incidental items of losses amounting to USD 92 million against losses of USD 1,007 million in 2008. The main incidental item of 2009 related to product transfer costs. Last year’s incidental items largely comprised of restructuring charges of USD 529 million from the Redesign Program and a transaction loss of USD 402 million from the sale of the Wireless business. Furthermore, EBIT in the 3rd quarter of 2008 included impairment charges related to goodwill and other intangibles for an amount of USD 706 million. PPA effects in the 3rd quarter of 2009 were USD 88 million compared to USD 231 million in the 3rd quarter of 2008. The lower PPA effect is mainly due to divestment of the Wireless activities and impairment charges in 2008.

Adjusted EBIT for the 3rd quarter of 2009 was a profit of USD 49 million (including a favorable currency effect of USD 27 million), compared to a profit of USD 7 million in the same quarter last year.

The gross margin on an adjusted basis in the 3rd quarter of 2009 was a profit of USD 370 million compared to USD 414 million in the 3rd quarter of 2008. Factory loading in the 3rd quarter of 2009 was 69% compared to 68% in the same quarter last year. Despite the decline in sales, the gross margin in percentage terms improved to 35.8% compared to 31.0% in the same quarter last year mainly due to the effects of the Redesign Program.

Additionally, operating expenses were reduced to USD 323 million in the 3rd quarter of 2009 compared to USD 435 million last year (of which USD 61 million related to the divested Wireless activities, which includes internal allocated costs), mostly as a result of the realized cost savings following the Redesign Program.

Furthermore, other income and expenses declined from a gain of USD 28 million in the 3rd quarter of 2008 to USD 2 million in the 3rd quarter of 2009.

Sequential comparison

Adjusted EBIT for the 3rd quarter of 2009 was a profit of USD 49 million (including a currency loss of USD 11 million), compared to a loss of USD 24 million in the 2nd quarter of 2009. This improvement was mainly driven by an increased gross margin of USD 93 million, which is due to higher sales and the effects of the continuous progress of the Redesign Program. The gross margin as percentage of sales improved to 35.8% in the 3rd quarter of 2009, compared to 32.3% in the 2nd quarter of 2009. Factory loading in the 3rd quarter of 2009 increased to 69% compared to 53% in the 2nd quarter of 2009.

Operating expenses in the 3rd quarter of 2009 increased by USD 22 million compared to the previous quarter, mainly due to currency effects.

Financial income and expense

Financial income and expense amounted to an income of USD 570 million in the 3rd quarter of 2009 compared to an expense of USD 324 million in the same quarter last year. Included is a gain of USD 513 million on the debt restructuring transactions completed in the 3rd quarter of 2009, net of a write-down of USD 15 million related to the capitalized initial bond issuing costs. Also included is a profit of USD 142 million (a profit of USD 163 million in the 3rd quarter of 2008) as a result of changes in currency rates, predominantly related to our USD denominated notes and cash position. Net interest expense was considerably lower and amounted to USD 82 million in the 3rd quarter of 2009 compared to USD 125 million in the corresponding quarter last year.

Income tax benefit (expense)

Income tax benefits the Company incurred in the 3rd quarter of 2009 were more than offset by a current tax charge of USD 126 million related to the debt transactions as completed in the 3rd quarter of 2009. Additionally, the valuation allowance against our deferred tax assets decreased by USD 168 million, mainly resulting from the debt transactions. The valuation allowances in the UK and France increased, while the valuation allowances against our deferred tax assets in the Netherlands, Germany and the USA decreased.

The Company recognized an income tax expense of USD 27 million in the 3rd quarter of 2009 compared to a tax expense of USD 270 million in the same quarter last year.

Results relating to equity-accounted investees

Results relating to equity-accounted investees were nil in the 3rd quarter of 2009 compared to a loss of USD 9 million in the same quarter last year and were mainly related to our shareholding in ASMC.

Net income

Net income for the 3rd quarter of 2009 was a profit of USD 412 million compared to a loss of USD 2,540 million in the 3rd quarter of 2008. The increase in net income is mostly attributable to lower EBIT losses, higher financial income and supported by lower tax expenses.

Adjusted EBITA

Adjusted EBITA for the 3rd quarter of 2009 was a profit of USD 55 million compared to a profit of USD 15 million in the same quarter last year.

Adjusted EBITDA

Adjusted EBITDA amounted to a gain of USD 147 million in the 3rd quarter of 2009 which equals the amount in the corresponding quarter last year. The 3rd quarter of 2008 included a loss of USD 22 million relating to the activities of the divested Wireless operations. Adjusted EBITDA is mainly driven by the development in EBIT.

The EBITDA of SSMC amounted to USD 42 million in the 3rd quarter of 2009 (USD 45 million in the 3rd quarter of 2008).

Performance by segment

Automotive & Identification

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009	Q2 2009	Q3 2009

Sales	326	269	200	269
% nominal growth	(0.9)	(17.5)	11.7	34.5
% comparable growth	(4.8)	(14.8)	10.1	31.5
EBIT	5	(7)	(56)	(7)
Effects of PPA	(39)	(36)	(34)	(36)
Incidental items	(8)	(5)	(5)	(5)
Adjusted EBIT	52	34	(17)	34
as a % of sales	16.0	12.6	(8.5)	12.6

Sales

Sales for the 3rd quarter of 2009 amounted USD 269 million compared to USD 326 million in the same quarter last year, resulting in a nominal decline of 17.5% and a comparable decline of 14.8%. The decline reflects the weakness in the automotive market compared to one year ago. The Identification sales were impacted by a reduction in the total number of government projects, competitive prices in the banking card business and lower RFID (Radio Frequency IDentification) demand.

On a sequential basis, nominal sales increased by 34.5%. Though sales are lower than last year, the market is recovering from the severe dip in the first half of 2009. In Automotive, the recovery is mainly driven by the replenishment of inventories and the governmental incentive programs in many countries worldwide. In Identification, sales were positively impacted by replenishment of inventories by various governmental and banking projects. New projects using passive RFID in pharmaceutical and overnight parcel services tracking were also realized.

EBIT

Adjusted EBIT for the 3rd quarter of 2009 amounted to USD 34 million compared to USD 52 million last year. The decrease of EBIT is mainly due to lower sales, which was partly offset by lower costs. Improved sales in the 3rd quarter of 2009 had a positive effect on the factory loading leading to better margins and EBIT results compared to the 2nd quarter of 2009. Furthermore, continued cost consciousness supported the turnaround to a positive adjusted EBIT in the 3rd quarter of 2009.

On a sequential basis, adjusted EBIT was a profit of USD 34 million in the 3rd quarter of 2009, which improved from a loss of USD 17 million in the 2nd quarter of 2009. This was mainly due to higher sales. Furthermore continued cost reduction supported the turnaround to a positive adjusted EBIT in the 3rd quarter of 2009.

MultiMarket Semiconductors

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009	Q2 2009	Q3 2009

Sales	590	486	418	486
% nominal growth	(3.1)	(17.6)	32.7	16.3
% comparable growth	(0.1)	(15.8)	31.4	14.7
EBIT	51	4	(9)	4
Effects of PPA	(21)	(42)	(40)	(42)
Incidental items	(57)	(10)	(2)	(10)
Adjusted EBIT	129	56	33	56
as a % of sales	21.9	11.5	7.9	11.5

Sales

Sales in the 3rd quarter of 2009 amounted to USD 486 million compared to USD 590 million in the corresponding period of 2008, reflecting a 17.6% nominal sales decline. On a comparable basis, sales declined by 15.8% compared to the same quarter in 2008 reflecting the significant decline in the overall market. Sales across the entire product portfolio were lower except for sales of components for radio base stations.

On a sequential basis, sales increased by 14.7% on a comparable basis to USD 486 million in the 3rd quarter of 2009 from USD 418 million in the 2nd quarter of 2009. Sales were stronger in Asia and Europe and attributable to the replenishment of the supply chain as well as an increase in end-user applications.

EBIT

Adjusted EBIT in the 3rd quarter of 2009 was a profit of USD 56 million compared to a profit of USD 129 million in the corresponding period of 2008. The decrease in adjusted EBIT was largely due to a lower sales volume and the related lower factory utilization, resulting in lower gross margin partly offset by lower operating expenses.

On a sequential basis, adjusted EBIT increased from a profit of USD 33 million in the 2nd quarter of 2009 to a profit of USD 56 million in the 3rd quarter of 2009. The increase in profit was mainly due to a higher sales volume and increased utilization of the fabrication facilities.

Home

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009	Q2 2009	Q3 2009

Sales	212	217	181	217
% nominal growth	(12.0)	2.4	34.1	19.9
% comparable growth	(20.5)	(2.9)	33.7	19.5
EBIT	(713)	(20)	(53)	(20)
Effects of PPA	(39)	(4)	1	(4)
Incidental items	5	(3)	(13)	(3)
Impairment goodwill and other intangibles	(656)	—	—	—
Adjusted EBIT	(23)	(13)	(41)	(13)
as a % of sales	(10.8)	(6.0)	(22.7)	(6.0)

Sales

Sales for the 3rd quarter of 2009 were USD 217 million compared to USD 212 million in the same quarter in 2008, a nominal sales increase of 2.4%. On a comparable basis, sales declined by 2.9%, mainly due to the general economic downturn, and in the analog TV market.

On a sequential basis, sales increased to USD 217 million in the 3rd quarter of 2009 from USD 181 million in the 2nd quarter of 2009. This resulted in a nominal increase of 19.9%, an increase of 19.5% on a comparable basis. The increase in sales is largely attributable to the replenishment of the supply chain.

EBIT

Adjusted EBIT in the 3rd quarter of 2009 was a loss of USD 13 million compared to a loss of USD 23 million in the corresponding quarter last year. The improvement in adjusted EBIT is mainly driven by lower operating expenses resulting from the restructuring efforts, partly offset by reduced margins as a result of lower sales.

The incidental items for the 3rd quarter of 2009 were a loss of USD 3 million, mostly due to the restructuring cost related to the NuTune venture.

On a sequential basis, the adjusted EBIT loss decreased from USD 41 million in the 2nd quarter of 2009 to a loss of USD 13 million in the 3rd quarter of 2009. The reduced loss was mainly due to higher sales and a lower cost base.

Manufacturing Operations

Key data

	Year-on-year			Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009		Q2 2009		Q3 2009

Sales(2)	69	52		45		52
Wireless business wafer sales	38	43		46		43
Total sales	107	95		91		95
% nominal growth	• (1)	•	(1)	•	(1)	•	(1)
% comparable growth	• (1)	•	(1)	•	(1)	•	(1)
EBIT	(427)	(54)		(78)		(54)
Effects of PPA	(86)	(6)		(58)		(6)
Incidental items	(324)	(57)		(25)		(57)
Adjusted EBIT	(17)	9		5		9
as a % of sales	• (1)	•	(1)	•	(1)	•	(1)

(1) Percentage not meaningful.

(2) Excluding internal sales to other Business Units

Sales

Nominal sales decreased from USD 107 million in the 3rd quarter of 2008 to USD 95 million in the 3rd quarter of 2009, of which USD 38 million and USD 43 million, respectively, is from Wireless business wafer sales. The reduction of the remaining sales from USD 69 million to USD 52 million is due to the general economic down turn.

On a sequential basis, the combined sales increased from USD 91 million in the 2nd quarter of 2009 to USD 95 million in the 3rd quarter of 2009 as a result of an uptake in demand in the 3rd quarter of 2009.

EBIT

Adjusted EBIT in the 3rd quarter of 2009 was a profit of USD 9 million compared to a loss of USD 17 million in the corresponding quarter last year. Incidental items for the 3rd quarter of 2009 were a loss of USD 57 million mainly related to the sale of the Caen fab and the closure of the Fishkill fab and other redesign-related activities.

On a sequential basis, adjusted EBIT increased from a profit of USD 5 million in the 2nd quarter of 2009 to a profit of USD 9 million in the 3rd quarter of 2009 due to increased sales and continued cost reductions.

Corporate and Other

Key data

	Year-on-year			Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009		Q2 2009		Q3 2009

Sales	19	10		13		10
% nominal growth	• (1)	•	(1)	•	(1)	•	(1)
% comparable growth	• (1)	•	(1)	•	(1)	•	(1)
EBIT	(343)	(54)		(21)		(54)
Effects of PPA	—	—		—		—
Incidental items	(216)	(17)		(17)		(17)
Impairment goodwill and other intangibles	(50)	—		—		—
Adjusted EBIT	(77)	(37)		(4)		(37)
as a % of sales	• (1)	•	(1)	•	(1)	•	(1)

(1) Percentage not meaningful.

Sales

Sales in the Corporate and Other segment mainly relate to IP licensing and NXP Software sales.

EBIT

Adjusted EBIT for the 3rd quarter of 2009 was a loss of USD 37 million compared to a loss of USD 77 million in the same quarter last year. The improvement is mainly due to the restructuring program. Incidental items in the 3rd quarter of 2009 were a loss of USD 17 million mainly related to non-personnel related redesign activities.

Divested Wireless activities

Key data

	Year-on-year		Sequential
In millions of USD unless otherwise stated	Q3 2008	Q3 2009	Q2 2009	Q3 2009

Sales	120	—	—	—
% nominal growth	—	—	—	—
% comparable growth	—	—	—	—
EBIT	(510)	—	—	—
Effects of PPA	(46)	—	—	—
Incidental items	(407)	—	—	—
Adjusted EBIT	(57)	—	—	—
as a % of sales	(47.5)	—	—	—

The divested Wireless activities have been included in the Group consolidated accounts for the period January — September 2008. The schedule above represents the full impact of the divested Wireless activities, based on the current allocation method.

Liquidity and capital resources

At the end of the 3rd quarter of 2009, cash and cash equivalents amounted to USD 1,061 million (of which USD 196 million was held by SSMC) compared to USD 1,373 million at the end of the 2nd quarter of 2009. Including the cash position and the unused senior secured revolving credit facility, NXP had in total access to liquidity resources of USD 1,175 million as at end of the 3rd quarter of 2009.

Debt

The carrying amount of total debt at the end of September 2009 is USD 5,313 million (of which USD 600 million was drawn under our revolving credit facility) compared to USD 6,367 million (of which USD 400 million was drawn under our revolving credit facility) at the end of December 2008.

The estimated fair value of total debt was USD 4,051 million. This fair value was estimated on the basis of the quoted market prices for the bonds outstanding or on the basis of discounted cash flow analysis based upon incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities.

As a result of our tender offer and several privately negotiated transactions to purchase notes for cash, and a privately negotiated transaction in which a purchase of secured notes for cash was combined with an exchange of unsecured notes for new super priority notes, our overall debt level was reduced by USD 814 million in the 3rd quarter of 2009. The related annual cash interest expense will decrease by approximately USD 51 million. These transactions have reduced our cash position by a total amount of USD 286 million.

Given the ongoing crisis in the financial markets and based on our risk assessment, we have deposited almost all our cash with at least A-rated financial organizations.

Net cash used for operating activities amounted to USD 51 million in the 3rd quarter of 2009, mainly due to net payments for restructuring (USD 125 million), interest (USD 52 million) and taxes (USD 9 million). This was only partly offset by the balance of cash receipts from customers, cash payments to suppliers and cash payments related to salaries and wages.

Net cash used for investing activities was USD 9 million. The gross Capex for the 3rd quarter of 2009 amounted to USD 11 million. The proceeds from disposals of property, plant and equipment amounted to USD 2 million.

Net cash used for financing activities was USD 284 million, mainly due to the repayment of bonds (USD 286 million).

In relation to the divestment of our Wireless activities, we recognized gross proceeds of USD 1,550 million in 2008. The table below represents adjustments made towards the excess proceeds at the end of July 2009.  The excess proceeds of USD 15 million, as shown in the table, are below the threshold amount of EUR 50 million, as defined in the financing agreements.

In millions of USD
Gross cash proceeds	1,550
Transaction-related expenses and accruals incl. taxes *	(532)
Cash divested	(33)
Net available cash	985

Use of proceeds since divestment date::
Relevant Capex 2008/2009	109
Conexant STB acquisition in 2008	111
Repayment revolving credit facility in 2008/2009	750
Total use of proceeds during 2008/2009	970

Excess proceeds	15

*      Any provisions, accruals and expenses related to the divestment of the Wireless activities can be deducted from the          gross proceeds.

In addition, cash proceeds resulting from the sale of our shareholding in the ST-E Wireless JV, received in the 1st quarter of 2009, amounted to USD 92 million. At the end of the 3rd quarter of 2009, USD 3 million of these proceeds have been used as relevant Capex.

Subsequent events

On October 5, 2009, we announced the agreement with Trident Microsystems, Inc. (“Trident”) whereby Trident will acquire our television systems and set-top box business lines. The transaction is expected to close in the first calendar quarter of 2010, and is subject to the approval of the stockholders of Trident, consultations with employee representatives in certain jurisdictions and other customary closing conditions, including regulatory approvals.

On October 12, 2009, we announced a strategic agreement with Virage Logic Corporation (“Virage Logic”) on the transfer of a part of our advanced CMOS intellectual property rights and certain engineering talent and equipment to Virage Logic. The companies are targeting a closing in the 4th quarter of this year, pending consultations with employee representatives.

Outlook

Although we have recently experienced improvements across all business segments and all regions we are yet to see signs that this represents a fundamental and sustainable improvement of the global semiconductor industry. Considering the current business development and the unusual characteristics of this fourth quarter, we expect a flat to mid single digit sequential sales increase in the fourth quarter of 2009 on a business and currency comparable basis (excluding wafer sales to ST-Ericsson). Visibility beyond the fourth quarter is still limited.

Eindhoven, October 23, 2009

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	3rd quarter		January to September
	2008	2009	2008	2009

Sales	1,374	1,077	4,417	2,682

Cost of sales	(1,405)	(755)	(3,385)	(2,106)

Gross margin	(31)	322	1,032	576

Selling expenses	(110)	(82)	(328)	(202)
General and administrative expenses:
- Impairment goodwill and other intangibles	(706)	—	(706)	—
- Other general and administrative expenses	(383)	(162)	(1,005)	(499)
Research and development expenses	(321)	(172)	(1,012)	(547)
Write-off of acquired in-process research and development	(8)	—	(21)	—
Other income (expense)	(378)	(37)	(348)	(23)

Income (loss) from operations	(1,937)	(131)	(2,388)	(695)

Financial income (expense)	(324)	570	(439)	843

Income (loss) before taxes	(2,261)	439	(2,827)	148

Income tax (expense) benefit	(270)	(27)	(78)	(35)

Income (loss) after taxes	(2,531)	412	(2,905)	113

Results relating to equity-accounted investees	(9)	—	(20)	75

Net income (loss)	(2,540)	412	(2,925)	188

Attribution of net income:
Net income (loss) attributable to shareholder	(2,547)	402	(2,955)	183
Net income (loss) attributable to minority interests	7	10	30	5
Net income (loss)	(2,540)	412	(2,925)	188

Consolidated balance sheets

all amounts in millions of USD

	September 28, 2008	December 31, 2008	September 27, 2009

Current assets:
Cash and cash equivalents	1,535	1,796	1,061
Securities	—	33	—
Receivables	801	517	602
Inventories	729	630	599
Other current assets	240	212	157
Total current assets	3,305	3,188	2,419

Non-current assets:
Investments in equity-accounted investees	646	158	48
Other non-current financial assets	62	18	21
Other non-current assets	184	469	688
Property, plant and equipment	1,968	1,807	1,474
Intangible assets excluding goodwill	2,637	2,384	2,211
Goodwill	2,637	2,661	2,761
Total non-current assets	8,134	7,497	7,203

Total assets	11,439	10,685	9,622

Current liabilities:
Accounts and notes payable	739	619	511
Accrued liabilities	1,374	983	876
Short-term provisions	367	129	93
Other current liabilities	51	120	107
Short-term debt	15	403	610
Total current liabilities	2,546	2,254	2,197

Non-current liabilities:
Long-term debt	6,048	5,964	4,703
Long-term provisions	800	1,072	1,149
Other non-current liabilities	102	107	105
Total non-current liabilities	6,950	7,143	5,957

Minority interests	217	213	189
Shareholder’s equity	1,726	1,075	1,279
Total equity	1,943	1,288	1,468

Total liabilities and equity	11,439	10,685	9,622

Consolidated statements of cash flows

all amounts in millions of USD

	3rd quarter		January to September
	2008	2009	2008	2009

Cash flows from operating activities:
Net income (loss)	(2,540)	412	(2,925)	188
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	363	204	1,043	668
Write-off of in-process research and development	8	—	21	—
Impairment goodwill and other intangibles	706	—	706	—
Net (gain) loss on sale of assets	376	38	360	(50)
Net gain on debt restructuring transactions	—	(513)	—	(1,020)
Results relating to equity-accounted investees	9	—	20	—
Dividends paid to minority shareholders	1	—	(19)	(29)
Decrease (increase) in receivables and other current assets	42	18	(73)	(5)
Decrease (increase) in inventories	68	19	32	36
Increase (decrease) in accounts payable, accrued and other liabilities	139	(15)	(224)	(291)
Decrease (increase) in non-current receivables/other assets	285	(50)	161	(169)
Increase (decrease) in provisions	417	(27)	330	(4)
Other items	233	(137)	126	(92)
Net cash provided by (used for) operating activities	107	(51)	(442)	(768)
Cash flows from investing activities:
Purchase of intangible assets	(1)	(3)	(9)	(6)
Capital expenditures on property, plant and equipment	(62)	(11)	(344)	(55)
Proceeds from disposals of property, plant and equipment	20	2	50	13
Proceeds from disposals of assets held for sale	—	—	130	—
Proceeds from the sale of securities	—	—	—	20
Purchase of other non-current financial assets	—	—	(13)	—
Proceeds from the sale of other non-current financial assets	—	—	6	—
Purchase of interest in businesses	(111)	—	(203)	—
Proceeds from the sale of businesses	1,453	3	1,469	126
Net cash provided by (used for) investing activities	1,299	(9)	1,086	98
Cash flows from financing activities:
(Decrease) increase in short-term debt	(450)	2	9	207
Principal payments on long-term debt	—	(286)	—	(287)
Capital repayment to minority shareholders	(78)	—	(78)	—
Net cash provided by (used for) financing activities	(528)	(284)	(69)	(80)

Effect of changes in exchange rates on cash positions	(3)	32	(81)	15

Increase (decrease) in cash and cash equivalents	875	(312)	494	(735)
Cash and cash equivalents at beginning of period	660	1,373	1,041	1,796
Cash and cash equivalents at end of period	1,535	1,061	1,535	1,061

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to September 2009
	Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Accumulated deficit	Currency translation differences	Unrealized gain (loss) on available-for- sale securities	Pension (SFAS No. 158)	Minority interests	Total equity

Balance as of December 31, 2008	—	5,569	(5,044)	527	6	17	213	1,288

Net income (loss)			183				5	188
Current period change				39			(29)	10
Reclassifications into income				(72)	(6)			(78)
Differences due to translating the parent’s functional currency into Group reporting currency				40				40
Total comprehensive income (loss), net of tax			183	7	(6)		(24)	160

Share-based compensation plans		20						20
Balance as of September 27, 2009		5,589	(4,861)	534	—	17	189	1,468

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	3rd quarter
	2008				2009
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	326	64	5	1.5	269	54	(7)	(2.6)
MultiMarket Semiconductors	590	46	51	8.6	486	47	4	0.8
Home	212	65	(713)	(336.3)	217	64	(20)	(9.2)
Manufacturing Operations (2)	107	4	(427)	• (1)	95	5	(54)	• (1)
Corporate and Other	19	84	(343)	• (1)	10	2	(54)	• (1)
Divested Wireless activities	120	58	(510)	(425.0)	—	—	—	—
Total	1,374	321	(1,937)	(141.0)	1,077	172	(131)	(12.2)

	January to September
	2008				2009
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Automotive & Identification	1,022	203	9	0.9	648	162	(149)	(23.0)
MultiMarket Semiconductors	1,705	164	76	4.5	1,219	137	(106)	(8.7)
Home	613	190	(850)	(138.7)	533	214	(161)	(30.2)
Manufacturing Operations (2)	230	31	(489)	• (1)	247	11	(182)	• (1)
Corporate and Other	55	125	(368)	• (1)	35	23	(97)	• (1)
Divested Wireless activities	792	299	(766)	(96.7)	—	—	—	—
Total	4,417	1,012	(2,388)	(54.1)	2,682	547	(695)	(25.9)

(1)	Percentage not meaningful
(2)

For the nine months ended September 27, 2009, Manufacturing Operations supplied USD 325 million to other segments (for the nine months ended September 28, 2008: USD 1,565 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to September
	2008	2009

China	745	505
Netherlands	745	544
Taiwan	337	197
United States	352	218
Singapore	421	338
Germany	282	169
South Korea	508	167
Other Countries	1,027	544
Total	4,417	2,682

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q3 2009 versus Q3 2008

Automotive & Identification	(14.8)	(2.7)	—	(17.5)
MultiMarket Semiconductors	(15.8)	(1.8)	—	(17.6)
Home	(2.9)	(0.5)	5.8	2.4
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(14.7)	(1.7)	(5.2)	(21.6)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q3 2008 versus Q3 2007

Automotive & Identification	(4.8)	3.9	—	(0.9)
MultiMarket Semiconductors	(0.1)	2.5	(5.5)	(3.1)
Home	(20.5)	0.7	7.8	(12.0)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(4.2)	2.4	(14.6)	(16.4)

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q3 2008	Q3 2009

Adjusted EBITA	15	55
Add back:
Exit of product lines	(9)	(26)
Restructuring costs	(529)	2
Other incidental items	(469)	(68)
Effects of PPA	(88)	(3)
Results of equity-accounted investees	(9)	—

EBITA	(1,089)	(40)

Include:
Amortization intangible assets	(857)	(91)
Financial income (expenses)	(324)	570
Income tax (expense) benefit	(270)	(27)

Net income (loss)	(2,540)	412

Reconciliation of non-US GAAP information (continued)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q3 2008	Q3 2009

Adjusted EBITDA	147	147
Add back:(*)
Exit of product lines	(9)	(10)
Restructuring costs	(529)	(6)
Other incidental items	(469)	(58)
Results of equity-accounted investees	(9)	—

EBITDA	(869)	73

Include:
Amortization intangible assets	(857)	(91)
Depreciation property, plant and equipment	(220)	(113)
Financial income (expenses)	(324)	570
Income tax (expense) benefit	(270)	(27)

Net income (loss)	(2,540)	412

(*)	Excluding USD 18 million adj. depreciation property, plant and equipment arising from exit of product lines, restructuring cost and other incidental items.

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Automotive & Identification	MultiMarket Semiconductors	Home	Manufacturing Operations	Corporate and Other	Divested Wireless activities
Q3 2009

Adjusted EBIT	49	34	56	(13)	9	(37)	—
Add back:
Exit of product lines	(26)				(26)
Restructuring costs	2	(1)	(9)	—	22	(10)
Other incidental items	(68)	(4)	(1)	(3)	(53)	(7)
Effects of PPA	(88)	(36)	(42)	(4)	(6)	—
EBIT	(131)	(7)	4	(20)	(54)	(54)	—

Q3 2008

Adjusted EBIT	7	52	129	(23)	(17)	(77)	(57)
Add back:
Exit of product lines	(9)	—	(9)	—	—	—	—
Restructuring costs	(529)	—	(11)	(2)	(321)	(192)	(3)
Other incidental items	(469)	(8)	(37)	7	(3)	(24)	(404)
Impairment goodwill and other intangibles	(706)	—	—	(656)	—	(50)	—
Effects of PPA	(231)	(39)	(21)	(39)	(86)	—	(46)
EBIT	(1,937)	5	51	(713)	(427)	(343)	(510)

Reconciliation of non-US GAAP information (continued)

Composition of net debt to total equity

	December 31, 2008	September 27, 2009

Long-term debt	5,964	4,703
Short-term debt	403	610
Total debt	6,367	5,313
Cash and cash equivalents	(1,796)	(1,061)
Net debt (total debt less cash and cash equivalents)	4,571	4,252

Minority interests	213	189
Shareholder’s equity	1,075	1,279
Total equity	1,288	1,468

Net debt and total equity	5,859	5,720
Net debt divided by net debt and total equity (in %)	78	74
Total equity divided by net debt and total equity (in %)	22	26

Supplemental consolidated statement of operations for the period January to September, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Sales	—	2,022	585	2,607	75	—	2,682
Intercompany sales	—	477	253	730	149	(879)	—
Total sales	—	2,499	838	3,337	224	(879)	2,682
Cost of sales	(13)	(1,868)	(741)	(2,622)	(200)	716	(2,106)
Gross margin	(13)	631	97	715	24	(163)	576
Selling expenses	—	(155)	(71)	(226)	—	24	(202)
General and administrative expenses	(248)	(310)	(11)	(569)	—	70	(499)
Research and development expenses	10	(475)	(156)	(621)	5	69	(547)
Write-off of acquired in-process research and development	—	—	—	—	—	—	—
Other business income (expense)	(124)	(59)	166	(17)	(6)	—	(23)
Income (loss) from operations	(375)	(368)	25	(718)	23	—	(695)
Financial income and expenses	942	(103)	4	843	—	—	843
Income (loss) subsidiaries	(247)	—	—	(247)	—	247	—
Income (loss) before taxes	320	(471)	29	(122)	23	247	148
Income tax benefit (expense)	(212)	181	(4)	(35)	—	—	(35)
Income (loss) after taxes	108	(290)	25	(157)	23	247	113
Results relating to equity-accounted investees	75	—	—	75	—	—	75
Net income (loss)	183	(290)	25	(82)	23	247	188

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Attribution of net income:
Net income (loss) attributable to shareholder	183	(290)	29	(78)	14	247	183
Net income (loss) attributable to minority interests	—	—	(4)	(4)	9	—	5
Net income (loss)	183	(290)	25	(82)	23	247	188

Supplemental consolidated balance sheet at September 27, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- total	Non- guarantors (unrestricted)	Eliminations/ reclassifications	Consolidated

Assets
Current assets:
Cash and cash equivalents	625	156	82	863	198	—	1,061
Securities	—	—	—	—	—	—	—
Receivables	5	409	181	595	7	—	602
Intercompany accounts receivable	894	224	99	1,217	60	(1,277)	—
Inventories	—	525	46	571	28	—	599
Other current assets	9	126	21	156	1	—	157
Total current assets	1,533	1,440	429	3,402	294	(1,277)	2,419

Non-current assets:
Investments in equity-accounted investees	48	—	—	48	—	—	48
Investments in affiliated companies	751	—	—	751	—	(751)	—
Other non-current financial assets	2	17	2	21	—	—	21
Other non-current assets	86	553	47	686	2	—	688
Property, plant and equipment:	172	955	135	1,262	212	—	1,474
Intangible assets excluding goodwill	2,166	37	7	2,210	1	—	2,211
Goodwill	2,761	—	—	2,761	—	—	2,761
Total non-current assets	5,986	1,562	191	7,739	215	(751)	7,203
Total assets	7,519	3,002	620	11,141	509	(2,028)	9,622

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	411	83	494	17	—	511
Intercompany accounts payable	6	1,050	216	1,272	5	(1,277)	—
Accrued liabilities	276	436	140	852	24	—	876
Short-term provisions	—	91	2	93	—	—	93
Other current liabilities	4	68	35	107	—	—	107
Short-term debt	600	—	6	606	4	—	610
Intercompany financing	—	3,248	(59)	3,189	8	(3,197)	—
Total current liabilities	886	5,304	423	6,613	58	(4,474)	2,197

Non-current liabilities:
Long-term debt	4,696	3	4	4,703	—	—	4,703
Long-term provisions	655	417	71	1,143	6	—	1,149
Other non-current liabilities	3	82	12	97	8	—	105
Total non-current liabilities	5,354	502	87	5,943	14	—	5,957
Minority interests	—	—	19	19	170	—	189
Shareholder’s equity	1,279	(2,804)	91	(1,434)	267	2,446	1,279
Total equity	1,279	(2,804)	110	(1,415)	437	2,446	1,468
Total liabilities and equity	7,519	3,002	620	11,141	509	(2,028)	9,622

Supplemental consolidated statement of cash flows for the period January to September, 2009 all amounts in millions of USD

	NXP B.V.	Guarantors	Non- guarantors (restricted)	Sub- Total	Non- guarantors (unrestricted)	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	183	(290)	25	(82)	23	247	188
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	247	—	—	247	—	(247)	—
Depreciation and amortization	305	255	39	599	69	—	668
Net gain on sale of assets	(43)	(11)	4	(50)	—	—	(50)
Net gain on debt restructuring transactions	(1,020)	—	—	(1,020)	—	—	(1,020)
Results relating to equity-accounted investees	—	—	—	—	—	—	—
Dividends paid to minority shareholders	—	—	—	—	(29)	—	(29)
Decrease (increase) in receivables and other current assets	48	(32)	(20)	(4)	(1)	—	(5)
Decrease in inventories	—	16	25	41	(5)	—	36
Increase (decrease) in accounts payable, accrued and other liabilities	(99)	(203)	—	(302)	11	—	(291)
Decrease (increase) intercompany current accounts	(736)	831	(86)	9	(9)	—	—
Increase in non-current receivables/other assets	190	(342)	(16)	(168)	(1)	—	(169)
Increase (decrease) in provisions	3	34	(41)	(4)	—	—	(4)
Other items	(105)	15	(2)	(92)	—	—	(92)
Net cash provided by (used for) operating activities	(1,027)	273	(72)	(826)	58	—	(768)

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(3)	(6)	—	—	(6)
Capital expenditures on property, plant and equipment	—	(42)	(9)	(51)	(4)	—	(55)
Proceeds from disposals of property, plant and equipment	—	13	—	13	—	—	13
Proceeds from the sale of securities	20	—	—	20	—	—	20
Purchase of interest in businesses	—	—	—	—	—	—	—
Proceeds from sale of interests in businesses	108	—	18	126	—	—	126
Net cash (used for) provided by investing activities	128	(32)	6	102	(4)	—	98

Cash flows from financing activities:
Increase (decrease) in debt	200	—	5	205	2	—	207
Principal payments on long-term debt	(286)	(1)	—	(287)	—	—	(287)
Net changes in intercompany financing	69	(153)	88	4	(4)	—	—
Net changes in intercompany equity	416	(336)	(34)	46	(46)	—	—
Net cash provided by (used for) financing activities	399	(490)	59	(32)	(48)	—	(80)
Effect of changes in exchange rates on cash positions	15	—	—	15	—	—	15
Increase (decrease) in cash and cash equivalents	(485)	(249)	(7)	(741)	6	—	(735)
Cash and cash equivalents at beginning of period	1,110	405	89	1,604	192	—	1,796
Cash and cash equivalents at end of period	625	156	82	863	198	—	1,061

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2008				2009
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,519	1,524	1,374	1,026	702	903	1,077
% increase	4.0	(0.9)	(16.4)	(38.9)	(53.8)	(40.7)	(21.6)

EBIT	(167)	(284)	(1,937)	(258)	(347)	(217)	(131)
as a % of sales	(11.0)	(18.6)	(141.0)	(25.1)	(49.4)	(24.0)	(12.2)

EBITA	6	(113)	(1,089)	(402)	(182)	(134)	(40)
as a % of sales	0.4	(7.4)	(79.3)	(39.2)	(25.9)	(14.8)	(3.7)

EBITDA	174	57	(869)	(267)	(61)	36	73
as a % of sales	11.5	3.7	(63.2)	(26.0)	(8.7)	4.0	6.8

Adjusted EBITA	41	(29)	15	(84)	(188)	(18)	55
as a % of sales	2.7	(1.9)	1.1	(8.2)	(26.8)	(2.0)	5.1

Adjusted EBITDA	183	114	147	41	(71)	89	147
as a % of sales	12.0	7.5	10.7	4.0	(10.1)	9.9	13.6

Net income	(66)	(319)	(2,540)	(649)	(568)	344	412

	January- March	January- June	January- September	January- December	January-March	January- June	January- September	January- December

Sales	1,519	3,043	4,417	5,443	702	1,605	2,682
% increase	4.0	1.5	(4.9)	(13.9)	(53.8)	(47.3)	(39.3)

EBIT	(167)	(451)	(2,388)	(2,646)	(347)	(564)	(695)
as a % of sales	(11.0)	(14.8)	(54.1)	(48.6)	(49.4)	(35.1)	(25.9)

EBITA	6	(107)	(1,196)	(1,598)	(182)	(316)	(356)
as a % of sales	0.4	(3.5)	(27.1)	(29.4)	(25.9)	(19.7)	(13.3)

EBITDA	174	231	(638)	(905)	(61)	(25)	48
as a % of sales	11.5	7.6	(14.4)	(16.6)	(8.7)	(1.6)	1.8

Adjusted EBITA	41	12	27	(57)	(188)	(206)	(151)
as a % of sales	2.7	0.4	0.6	(1.0)	(26.8)	(12.8)	(5.6)

Adjusted EBITDA	183	297	444	485	(71)	18	165
as a % of sales	12.0	9.8	10.1	8.9	(10.1)	1.1	6.2

Net income	(66)	(385)	(2,925)	(3,574)	(568)	(224)	188

	period ending 2008				Period ending 2009

Inventories as a % of sales	16.3	15.9	12.0	11.6	12.8	15.3	16.2

Net debt: total equity ratio	54 : 46	57 : 43	70 : 30	78 : 22	88 : 12	82 : 18	74 : 26

Employees (in FTE)	36,800	36,576	33,622	30,174	28,029	29,012	28,663

Exhibit 3

NXP Strengthens Management Team

Appoints New Heads of Automotive and Standard Products Businesses

Eindhoven, Netherlands, October 23, 2009 — NXP Semiconductors today announced the extension of its management team with the appointments of Kurt Sievers as general manager for the automotive business and Frans Scheper as general manager for the standard products business. Both executives will report directly to President and CEO Rick Clemmer. The positions will enable NXP to further deliver on its strategy of building leadership in High Performance Mixed Signal (HPMS) technology, while maintaining a strong standard products business.

Kurt Sievers and Frans Scheper collectively bring more than 20 years’ of relevant management experience with proven track records in the semiconductors industry.  Mr. Sievers previously managed the automotive safety and comfort business line, while Mr. Scheper served as general manager of the general applications (discretes) business line within the multimarket semiconductors business.

“These new appointments bring added strength to the team, providing the leadership skills, specialist market knowledge and operational rigor that are essential in enabling us to grow our automotive and standard products businesses as part of our ambition to focus and lead in High Performance Mixed Signal while delivering excellence in standard products,” said Rick Clemmer, President and Chief Executive Officer of NXP

Kurt Sievers will take on responsibility for the overall automotive business unit from Rick Clemmer, who was holding the position on an ad interim basis. Frans Scheper’s role as general manager for standard products is a newly created position.

About NXP Semiconductors

NXP Semiconductors provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power, Digital Processing and manufacturing expertise. These innovations are used in a wide range of automotive, industrial, consumer, lighting, medical, computing and identification applications. Headquartered in Europe, the company has about 29,000 employees working in more than 30 countries and posted sales of USD 5.4 billion in 2008. News from NXP is located at www.nxp.com

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For further information, please contact:

Media: Lieke de Jong-Tops Tel. +31 40 27 25202 lieke.de.jong-tops@nxp.com	Investors: Albert Hollema +31 40 27 25610 albert.hollema@nxp.com

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